The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600


05008948

June 10, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F ST NE
Washington, D.C. 20002
U.S.A.


RECD S.E.C.
JUN 1 3 2005
1086

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Financial Support to Sumitomo Mitsui Construction Co., Ltd

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 6/15

06/10/05 10:24AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name: Tsukasa Tanigawa
Title: Joint General Manager

June 10, 2005

The Sumitomo Trust & Banking Co., Ltd.

Financial Support to Sumitomo Mitsui Construction Co., Ltd.

The Sumitomo Trust & Banking Co., Ltd.("Sumitomo Trust") hereby notifies its decision to grant a financial support as mentioned below to Sumitomo Mitsui Construction Co., Ltd. ("Sumitomo Mitsui Construction"), in response to the approval of reconstruction plan made by Sumitomo Mitsui Construction based on Guidelines for Multi-Credit Out-of-Court Workouts.

1. Profile of Sumitomo Mitsui Construction Co., Ltd.

   Name: Sumitomo Mitsui Construction Co., Ltd.
   Address: 7-5-25, Nishishinjuku, Shinjuku-Ku, Tokyo, Japan
   Representative: Hiroshi Tomoyasu (President, Representative Director)
   Capital: 66,573 million yen
   Business: Construction



2. Contents of Financial Support and Implementation date

   (1) Contents of Financial Support

   To accept free extinguishment of 90% of the below two tranche of preferred stocks.

Tranche of the preferred stocks	Number of stocks held	Amount of preferred stocks held (Issued amount)	Free extinguishment amount
1. No.1	20 million shares	10 billion yen	9 billion yen
2. No.2 Type-A	30 million shares	15 billion yen	13.5 billion yen
Total	50 million shares	25 billion yen	22.5 billion yen

   Loans (15.2 billion yen as of end of 2005/05) to Sumitomo Mitsui Construction is expected be fully repaid with the disposition of collateral and planned earnings based on the reconstruction plan.

   (2) Implementation date

   In the first half of FY2005

3. Impact on Sumitomo Trust's financial results

   With appropriate reserve for the preferred stocks and loans above, this matter will not bear any impact on Sumitomo Trust's forecasts for the consolidated and non-consolidated financial results of fiscal year 2005.

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED


RECD S.E.C.
JUN 1 3 2005
1086

June 10, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F ST NE
Washington, D.C. 20002
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Financial Support to Sumitomo Mitsui Construction Co., Ltd

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name: Tsukasa Tanigawa
Title: Joint General Manager

06/10/05 10:24AM